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VIA EDGAR April 7, 2022	Adam T. Teufel adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Samantha Brutlag, Division of Investment Management

RE:	ALPS ETF Trust (the “Registrant”) File Nos. 333-148826, 811-22175

Dear Ms. Brutlag:

You previously communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on the Registrant’s Post-Effective Amendment No. 312 filed on January 19, 2022 (“PEA 312”), which registered four new series of the Registrant: ALPS | O’Shares U.S. Quality Dividend ETF, ALPS | O’Shares U.S. Small-Cap Quality Dividend ETF, ALPS | O’Shares Global Internet Giants ETF, and ALPS | O’Shares Europe Quality Dividend ETF. The Registrant responded to the Staff’s comments on PEA 312 in a letter dated March 28, 2022 (the “Response Letter”). In a subsequent telephone message on April 1, 2022, you communicated the Staff’s comments on the Response Letter. A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 312.

Comment: The Staff disagrees with your response to comment 10 in the Response Letter given “Small-Cap” is in the name of the ALPS | O’Shares U.S. Small-Cap Quality Dividend ETF (the “Fund”). If there are other small-cap indexes with a similar market-cap range that you can point the Staff to, or provide another explanation as to why this market-cap range is reasonable, please provide in a supplemental response. Alternatively, change the Fund’s name to “Mid/Small-Cap” (or similar) or change the permissible market-cap ranges for the Fund’s portfolio and/or the underlying index to align with a reasonable definition of “small-cap.”

Response: As discussed on April 4, 2022, the Registrant believes the Fund’s small-cap underlying index’s market cap range is consistent with the market cap range of (1) the Russell 2000 index, an industry-leading US small-cap index and (2) various peer small-cap funds.

As of October 31, 2021, the Russell 2000 index disclosed that its largest stock by market cap was $22.199 billion, as compared to the $18 billion largest stock disclosed by the Fund’s underlying index in PEA 312. The Registrant is also aware of approximately twelve different small-cap peer funds, each of which discloses a largest stock by market cap near or above the $18 billion largest stock disclosed by the Fund’s underlying index. Accordingly, the Registrant respectfully asserts that the Fund’s underlying index’s market cap range is reasonable and therefore consistent with “small-cap.”

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If you have any questions or further comments, please contact me at 202.261.3464.

Sincerely,

/s/ Adam Teufel
Adam Teufel

cc: Brendan Hamill, ALPS Fund Services, Inc.